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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

NAVISTAR INTERNATIONAL CORPORATION
(Name of Subject Company (issuer))

NAVISTAR INTERNATIONAL CORPORATION
(Names of Filing Persons (identifying status as offeror, issuer or other person))

2.50% Senior Convertible Notes due 2007 (Title of Class of Securities)	63934EAG3 (Registered) 63934EAF5 (Restricted) (CUSIP Number of Class of Securities)

Copies to:
Robert J. Perna Corporate Secretary Navistar International Corporation 4201 Winfield Road P.O. Box 1488 Warrenville, Illinois 60555 (630) 753-5000	Dennis M. Myers, P.C. Kirkland & Ellis, LLP 200 East Randolph Drive Chicago, Illinois 60601 (312) 861-2000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$190,000,000	$20,330

*
Calculated solely for purposes of determining the filing fee. The purchase price of the 2.50% Senior Convertible Notes due 2007, as described herein, is $1,000.00 per $1,000 principal amount outstanding.

**
The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $107 for each $1,000,000 of the value of the transaction.
☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
	Amount Previously Paid:	Not applicable.	Filing party:	Not applicable
	Form or Registration No.:	Not applicable	Date Filed:	Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ Third-party tender offer subject to Rule 14d-1	☒ Issuer tender offer subject to Rule 13e-4.
☐ Going-private transaction subject to Rule 13e-3.	☐ Amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer:

Item 1.    Summary Term Sheet.

        Summary Term Sheet.    This Tender Offer Statement on Schedule TO is being filed by Navistar International Corporation (the "Company"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, in connection with its offer (the "Tender Offer") to purchase for cash any and all outstanding 2.50% Senior Convertible Notes due 2007 (the "2.50% Notes"), upon the terms and subject to the conditions set forth in the offer to purchase and consent solicitation statement dated June 27, 2006 (the "Offer to Purchase") and in the related Consent and Letter of Transmittal, which are Exhibits (a)(1) and Exhibit (a)(2) to this Schedule TO, respectively.

        The information set forth in the Offer to Purchase under the captions "Summary Term Sheet" and "Answers to Questions You May Have" are incorporated herein by reference.

Item 2.    Subject Company Information.

  (a)
  Name and Address. Navistar International Corporation, a Delaware corporation, is the subject Company. The address and telephone number of its principal executive office are 4201 Winfield Road, P.O. Box 1488, Warrenville, Illinois 60555, telephone (630) 753-5000.

  (b)
  Securities. $190,000,000 aggregate principal amount of 2.50% Senior Convertible Notes due 2007.

  (c)
  Trading Market and Price. There is no established trading market for the 2.50% Notes. The information set forth in the Offer to Purchase under the caption "Market Price Information" is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

  (a)
  Name and Address. The filing person is the obligor of the 2.50% Notes. The information set forth under Item 2(a) above is incorporated herein by reference. The address and telephone number of each of the Company's officers and directors is c/o Navistar International Corporation, 4201 Winfield Road, P.O. Box 1488, Warrenville, Illinois 60555, telephone (630) 753-5000.

    Pursuant to General Instruction C to Schedule TO promulgated by the United States Securities and Exchange Commission, the following persons are directors and/or executive officers of the Company:

Name	Position
Daniel C. Ustian	Chairman, President and Chief Executive Officer
Robert C. Lannert	Vice Chairman and Chief Financial Officer
William Caton	Executive Vice President-Finance
John J. Allen	President, Engine Group of International Truck and Engine Corporation
D.T. (Dee) Kapur	President, Truck Group of International Truck and Engine Corporation
Phyllis E. Cochran	Vice President and General Manager, Parts Operations of International Truck and Engine Corporation
Steven K. Covey	Senior Vice President and General Counsel
Pamela J. Turberville	Senior Vice President and Chief Executive Officer of Navistar Financial Corporation
Terry M. Endsley	Vice President and Treasurer
Thomas M. Hough	Vice President, Strategic Initiatives

Gregory W. Elliott	Vice President, Corporate Human Resources and Administration of International Truck and Engine
Robert J. Perna	Corporate Secretary
Y. Marc Belton	Director
Eugenio Clariond	Director
John D. Correnti	Director
Dr. Abbie J. Griffin	Director
Michael N. Hammes	Director
James H. Keyes	Director
Southwood J. Morcott	Director
Dennis Williams	Director

Item 4.    Terms of the Transaction.

(a)
Material Terms.
(1)
Tender Offers. The information set forth in the Offer to Purchase is incorporated herein by reference.

(2)
Mergers or Similar Transactions. Not applicable.

(b)
Purchases. Except as set forth below, no officer, director or affiliate of the Company owns any 2.50% Notes, and will not tender any 2.50% Notes in the tender offer.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

(e)
On December 16, 2002, the Company issued the 2.50% Notes in aggregate principal amount of $190.0 million pursuant to an Indenture, dated December 16, 2002, by and among the Company, International Truck and Engine Corporation and BNY Midwest Trust Company, as trustee (the "Indenture").

Item 6.    Purposes of the Transaction and Plans or Proposals.

(a)
Purposes. The information set forth in the Offer to Purchase under the caption "Purpose of the Tender Offer and Consent Solicitation" is incorporated herein by reference.

(b)
Use of the Securities Acquired. The 2.50% Notes acquired in the transaction will be retired and cancelled by the Company.

(c)
Plans.

    (1)—(10) None.

Item 7.    Source and Amount of Funds or Other Consideration.

(a)
Source of Funds. The information set forth in the Offer to Purchase under the caption "Answers to Questions You May Have—How Will Navistar Pay for the Tendered Notes" and "Sources and Amount of Funds" is incorporated herein by reference.

(b)
Conditions. The information set forth in the Offer to Purchase under the caption "Sources and Amount of Funds" is incorporated herein by reference.

(d)
Borrowed Funds.
(1)
The information set forth in the Offer to Purchase under the caption "Answers to Questions You May Have—How Will Navistar Pay for the Tendered Notes" and "Sources and Amount of Funds" is incorporated herein by reference.

  (2)
  The information set forth in the Offer to Purchase under the caption "Answers to Questions You May Have—How Will Navistar Pay for the Tendered Notes" and "Sources and Amount of Funds" is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

(a)
Securities Ownership.

        2.50% Notes.    None of the Company, any of the Company's subsidiaries or, to the Company's knowledge, any of the Company's affiliates owns any 2.50% Notes.

        Common Stock.    As of June 26, 2006, the Company held an aggregate of 5,158,223 shares of Common Stock as treasury shares In addition, as of June 26, 2006, the International Truck and Engine Corporation Non-Contributory Retirement Plan Trust (the "Hourly Trust"), International Truck and Engine Corporation Retirement Plan for Salaried Employees Trust (the "Salaried Trust"), and International Truck and Engine Corporation Retiree Health Benefit Trust (the "Health Benefit Trust"), owned an aggregate of 7,755,030 shares of Common Stock, or 11.0% of the outstanding Common Stock, as follows: Hourly Trust—4,653,018 shares; Salaried Trust—1,551,006 shares; and Health Benefit Trust—1,551,006 shares. Each trust is a funding trust for an employee benefit plan sponsored by International Truck and Engine Corporation ("International"), the principal operating subsidiary of the Company. The trust agreements of the Hourly Trust and the Salaried Trust provide that the trustee is a directed trustee with respect to Navistar stock held by the trusts and that the Pension Fund Investment Committee of International (the "PFIC"), or an investment manager designated by the PFIC, is to direct the trustee with respect to the voting or disposition of the Company's Common Stock. The trust agreement for the Health Benefit Trust provides that International, or an investment manager appointed by International, is to direct the trustee with respect to voting and disposition of Navistar stock. International has delegated authority for such matters related to the Health Benefit Trust to the PFIC, all of whom are employees of the Company. U.S. Trust Company ("U.S. Trust") has subsequently been appointed the investment manager for each trust with respect to the Company's Common Stock, and U.S. Trust has been given discretionary authority regarding voting and disposition of the Company's Common Stock. Since the PFIC and the Company have the power to revoke or change the appointment of U.S. Trust (and therefore reacquire the voting and dispositive control over the Common Stock), the committee, International or the Company could be considered "beneficial owners" of the Common Stock held by the trusts. The address of each of the trusts is c/o International Truck and Engine Corporation, 4201 Winfield Road, Warrenville, Illinois 60555.

        Set forth below is the beneficial ownership of the Common Stock as of June 26, 2006 of the directors and/or executive officers of the Company. In general, beneficial ownership includes those shares a director or executive officer has the power to vote or transfer, and stock options exercisable within 60 days. The address of each of the directors and executive officers is c/o Navistar International Corporation, 4201 Winfield Road, Warrenville, Illinois 60555.

	No. of Shares of Common Stock Beneficially Owned
Name	Owned	Stock Options	Total	% of Outstanding Common Stock
Daniel C. Ustian	69,930	473,767	543,697	*
Robert C. Lannert	225,225	422,570	647,795	*
William Caton	61,368	—	61,368	*
John J. Allen	22,120	51,058	73,178	*
D.T. (Dee) Kapur	48,908	55,855	104,762	*
Phyllis E. Cochran	13,961	50,053	64,014	*
Steven K. Covey	13,513	27,067	40,580	*
Pamela J. Tuberville	28,680	208,621	237,301	*
Terry M. Endsley	12,664	49,578	62,242	*
Thomas M. Hough	43,928	78,582	122,510	*
Gregory W. Elliott	4,179	32,700	36,879	*
Robert J. Perna	—	11,434	11,434	*
Y. Marc Belton	2,919	16,334	19,253	*
Eugenio Clariond	2,066	9,334	11,400	*
John D. Correnti	13129	22,334	35,463	*
Dr. Abbie J. Griffin	2,999	11,834	14,833	*
Michael N. Hammes	3,379	9,834	13,213	*
James H. Keyes	11,682	9,334	21,016	*
Southwood J. Morcott	4,799	11,834	16,633	*
Dennis Williams	—	—	—	—

*
Percentage of shares beneficially owned does not exceed one percent of class.

(b)
Securities Transactions. Based on the Company's records and on information provided to the Company by its respective directors or executive officers, none of the Company or persons controlling the Company, and, to the best of the Company's knowledge, none of the directors or executive officers of the Company or any of its subsidiaries has effected any transactions in the 2.50% Notes or, except as noted below, the Company's Common Stock during the past 60 days. Messrs. Clariond and and Keyes, each of which is a director of the Company, were granted deferred share units for their service on the Board and its committees. Under the Company's Non-Employee Directors Deferred Fee Plan, directors may defer all or a portion of their retainer fee or meeting fees into phantom stock units. The units are settled on a one-for-one basis for shares of Common Stock upon the director's retirement or other date certain designated by the director at the time he elects to defer the fees. The following table sets forth these grants:

Date of Transaction	Name	No. of Deferred Shares Granted
06/20/2006	Eugenio Clariond	186.761
05/24/2006	James H. Keyes	120.072
06/20/2006	James H. Keyes	249.014

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

(a)
Solicitations or Recommendations. The information set forth in the Offer to Purchase under the caption "Dealer Managers and Solicitation Agents" is incorporated herein by reference.

Item 10.    Financial Statements.

        Financial Statements.    The Company believes that the financial information required by Items 1010(a) and (b) of Regulation M-A is not material because: (i) the consideration offered for the 2.50% Notes consists solely of cash, (ii) the offer is not subject to any financing condition, (iii) the Company is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR and (iv) the offer is for all outstanding 2.50% Notes.

Item 11.    Additional Information.

(a)
Agreements, Regulatory Requirements and Legal Proceedings.

(1)	None.
(2)
The only regulatory requirements that must be met are those imposed by applicable securities laws and the rules and regulations promulgated by the National Association of Securities Dealers and the New York Stock Exchange.
(3)—(5)	None.
(b)
Other Material Information. The information set forth in the Offer to Purchase and the Consent and Letter of Transmittal (Exhibits (a)(1) and (a)(2), respectively, to this Schedule TO) is incorporated herein by reference.

Item 12.    Exhibits.

(a)(1)	Offer to Purchase and Consent Solicitation Statement, dated June 27, 2006.
(2)	Form of Letter of Transmittal
(3)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(4)	Form of Letter to Clients.
(5)	Press Release issued by the Company on June 27, 2006.
(b)(1)
Credit Agreement, dated February 22, 2006, among the Company, the Subsidiary Guarantors Party Thereto, the Lenders Party Thereto, Credit Suisse, as Administrative Agent, Banc of America Securities LLC, as Syndication Agent, and Citigroup Global Markets Inc. and J.P. Morgan Securities Inc., as Documentation Agents, incorporated by reference to Exhibit (b)(1) to the Schedule TO, dated February 24, 2006, filed by the Company in connection with its tender offer for all of its 4.75% Subordinated Exchangeable Notes 2009.
(d)(1)
Indenture (including the form of 2.50% Senior Convertible Note due 2007), dated as of December 16, 2002, by and among the Company, International Truck and Engine Corporation and BNY Midwest Trust Company, as Trustee, incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-3, dated February 25, 2003 (SEC No. 333-103437).
  (2)
  Form of First Supplement to Indenture.
(g)
The information set forth in response to Item 12(a)(1) of this Schedule TO is incorporated herein by reference.

(h)
Not applicable.

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 27, 2006

NAVISTAR INTERNATIONAL CORPORATION
By:	/s/ TERRY M. ENDSLEY
Name: Terry M. Endsley Its: Vice President and Treasurer

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SIGNATURE